

SECURI 02006595 MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 48461

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Corinthian Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C.
MAR 5 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53rd Street, 22nd Flr
(No. and Street)

NY (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie M Hunt (212) 287-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider + Associates
(Name — *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Ste 236 Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie M Hunt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corinthian PARTNERS, LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROBERT P. BUDAKIAN
Notary Public, State of New York
No. 01BU5080394
Qualified In New York County
Commission Expires June 16, ~~1999~~ 2003

Notary Public

Signature

SR. MANAGING DIRECTOR
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Corinthian Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC as of December 31, 2001, and the related statements of loss, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required

by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 8, 2002

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$ 1,577
Due from clearing firm	363,004
Securities owned:	
Marketable, at market value	40,786
Not readily marketable, at estimated fair value	13,297
Fixed assets - net	105,341
Employee loans and advances	82,367
Due from affiliates	596,766
Other assets	221,057
Total assets	$1,424,195
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 87,955
Deferred rent payable	5,437
Total liabilities	93,392
Commitments and contingencies (See Notes)	
MEMBER'S EQUITY	1,330,803
Total liabilities and member's equity	$1,424,195

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Net dealer inventory and trading gains	$ 399,557
Commissions	1,446,506
Management fees	704,800
Investment banking	11,379
Interest and other income	133,114
Total revenues	2,695,356
Expenses	
Employee compensation and benefits	1,775,057
Clearing charges	405,998
Communications and occupancy	438,121
Market data services	163,713
Other operating expenses	559,030
Total expenses	3,341,919
Net loss	$ (646,563)

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE, January 1, 2001	$1,977,366
Net loss for the year	(646,563)
BALANCE, December 31, 2001	$1,330,803

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$ (646,563)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	80,278
(Increase) decrease in operating assets:	
Due from clearing firm	47,230
Securities owned	22,087
Securities owned, not readily marketable	11,000
Employee loans and advances	23,260
Due from affiliates	165,248
Other assets	(24,527)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	(1,497)
Accounts payable and accrued expenses	(101,358)
Deferred rent payable	(13,731)
Total adjustments	207,990
Net cash used in operating activities	(438,573)
Cash flows from investing activities - purchase of fixed assets	(4,096)
Net decrease in cash	(442,669)
Cash at January 1, 2001	444,246
Cash and cash equivalents at December 31, 2001	$ 1,577
Supplemental disclosure of cash flow information:	
Interest paid	$ 1,008

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Corinthian Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Corinthian Holdings, LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, makes markets in over-the-counter equities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned are carried at market value with unrealized gains and losses reflected in income and consist entirely of publicly traded equities.

Securities not readily marketable are valued at fair value as determined by management. These securities consist of investments that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those

CORINTHIAN PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - continued

estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following:

		Estimated Useful Life
Office furniture and equipment	$253,149	5 years
Leasehold improvements	207,451	Term of lease
	460,600	
Less: Accumulated depreciation	355,259	
	$105,341	

Depreciation and amortization expense was $80,278 for the year.

NOTE 4 - EMPLOYEE LOANS AND ADVANCES

Loans in the amount of $65,375 bear interest at 6% per annum; the balance is non-interest bearing. All amounts are due on demand.

NOTE 5 - DUE FROM AFFILIATES

Corinthian Partners Asset Management, LLC	$408,745
Corinthian Holdings, LLC	188,021
	$596,766

Corinthian Partners Asset Management, LLC ("CPAM") is a registered investment advisory firm owned by Holdings. Under an informal arrangement, the Company defrays most of CPAM's operating costs in exchange for a percentage of CPAM's monthly revenues. The Company's share of CPAM revenues totaled $233,399 in 2001.

NOTE 6 - LEASES

The Company is obligated under various equipment leases and a sublease agreement for the use of office space expiring in April 2002. Rent expense was $266,235 for the year.

Following is a summary of future rental expense under all operating leases:

Year ended December 31,	
2002	$114,971
2003	2,780
Total	$117,751

NOTE 7 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings and CPAM. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 10 - LEGAL MATTER

The Company is a co-respondent in a pending arbitration relating to its securities business. The claim is presently in discovery and accordingly, counsel is unable to provide an opinion as to its outcome. The Company has denied the allegations and plans a vigorous defense of the case.

NOTE 11 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $333,780, which exceeded its requirement of $100,000 by $233,780. The ratio of aggregate indebtedness to net capital was .20 to 1.

SUPPLEMENTARY SCHEDULES

CORINTHIAN PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

CORINTHIAN PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Member's equity	$1,330,803
Non-allowable assets:	
Securities not readily marketable	13,297
Fixed assets - net	105,341
Employee loans and advances, net of offsetting commissions payable of $27,818	54,549
Due from affiliates	596,766
Other assets	220,952
Total non-allowable assets	990,905
Net capital before haircuts on security positions	339,898
Haircuts on securities:	
Stocks	6,118
Net capital	333,780
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $65,574	100,000
Excess net capital	$ 233,780
Ratio of aggregate indebtedness to net capital	.20 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses, net of offsetting employee loans of $27,818	$ 60,137
Deferred rent payable	5,437
	$ 65,574

No material differences exist between the above computation and the computation included in Part IIA of Form X-17a-5 as of December 31, 2001.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

Corinthian Partners, LLC
New York, New York

In planning and performing our audit of the financial statements of Corinthian Partners, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jericho, New York
February 8, 2002

CORINTHIAN PARTNERS, L.L.C.

March 4, 2002

Securities & Exchange Commission
Registration & Examination
450 5th Street, NW
Washington, DC 20549


RECD S.E.C.
MAR 5 2002
080

Re: Audited Financials

Dear Sir or Madam:

Enclosed please find the Financial Statements and Supplementary Schedules for December 31, 2001 fiscal year end for Corinthian Partners, LLC CRD # 38912 SEC # 8-48461.

If you have any questions please call Julie M. Hunt at (212) 287-1555.

Thank you.

Very truly yours,

Karen E. O'Rourke
Registration Consultant

Enclosure

10 East 53rd Street, 22nd Floor, New York, NY 10022-5244
Tel: (212) 287-1500 Fax: (212) 287-1588 Toll Free: 800- 899-8950

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

CORINTHIAN PARTNERS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS